FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 3, 2011

BAYTEX ENERGY CORP. TO PRESENT AT THE FIRSTENERGY / SOCIÉTÉ GÉNÉRALE EAST COAST ENERGY CONFERENCE IN NEW YORK

CALGARY, ALBERTA (March 3, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the FirstEnergy / Société Générale East Coast Energy Conference on Thursday, March 10, 2011 at 3:10pm EST (1:10pm MST) in New York, New York.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 30 days following the presentation:

http://jetslides.tv/lobby/387

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca